1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 25, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Yanzhou Coal Mining Company Limited

Terms of Reference for the

Nomination Committee of the Board

CHAPTER 1 GENERAL PROVISIONS

Article 1 The Company formulated these terms of reference to standardize the nomination procedures of the Directors and senior management of the Company and to enhance corporate governance in accordance with the “Guidelines for the Governance of Listed Companies”, “Articles of Association” and the relevant provisions.

Article 2 The Nomination Committee is a special organization established by the Board of Directors which shall hold responsibility for the Board of Directors and is responsible for the nomination and examination of the qualifications of Directors and senior management.

Article 3 The Directors as referred to in these terms of reference shall include executive Directors, non-executive Directors, independent non-executive Directors; while senior management shall include the general manager, deputy general managers, secretary to the Board, chief financial officer and chief engineer of the Company.

Article 4 The Directors, senior management so nominated shall have the requisite knowledge, skill and experience required normally to fulfil their duties and shall ensure that sufficient time and energy are devoted to discharging their duties.

CHAPTER 2 COMPOSITION OF THE COMMITTEE

Article 5 The Nomination Committee comprises three Directors, at least two of which shall be independent non-executive Directors.

Article 6 The members of the Nomination Committee shall be nominated by the Chairman, the majority of the independent non-executive Directors or more than one-third of Directors, and are elected by the Board.

Article 7 The Nomination Committee shall have one chairman who shall be an independent non-executive Director in charge of overseeing the committee’s operation. The chairman of the Nomination Committee shall be a member elected from the committee and appointed with the Board’s approval.

Article 8 The term of office of each member of the Nomination Committee shall be consistent with the term he serves in the Board. Each member of the Committee shall be eligible for re-election upon the completion of his term of office. During his term of office, if any member of the committee ceases to be a Director, his membership in the Committee shall lapse automatically, and the vacancy should be filled by the person elected by the Board in accordance with the requirements of Article 5 to Article 7 above.

Article 9 The human resources department is an operational organization of the Nomination Committee and shall be responsible for organizing meetings of the Nomination Committee and implementing the relevant resolutions of the Nomination Committee.

CHAPTER 3 DUTIES

Article 10 The responsibilities of the Nomination Committee are:

1. to review the structure, size and composition (including skills, knowledge and experience) of the Board of Directors at least once every year on the basis of the Company’s operation, asset scale and equity structure, and to make recommendations on any changes to the Board of Directors to fit with the Company’s strategies;

2. to study the selection criteria, procedures and methods of Directors and senior management and to make recommendations to the Board of Directors in this regard;

3. to extensively identify eligible candidates for the positions of Directors and senior management and to select and nominate such candidates to fill the positions of Directors and senior management and make recommendations to the Board of Directors in this regard;

4. to examine the qualifications of candidates for Directors and senior management and to advise and make recommendations to the Board of Directors in respect of appointment;

5. to make recommendations to the Board of Directors on the appointment or re-appointment of Directors and senior management and succession planning for Directors, in particular the Chairman, and senior management;

6. to assess the independency of independent non-executive Directors;

7. to report to the Board of Directors on decisions or recommendations made by the Committee, except for those prohibited to be reported by laws or regulations;

8. other duties authorized by the Board of the Company, and to address questions raised by the Chairman of the Committee or, in case of the absence of the Chairman of the Committee, another Committee member or its proxy at the annual general meeting upon requested by the Chairman;

9. other requirements in respect of the working duties of the Committee, governed by the Listing Rules, as amended from time to time, in places where the securities of the Company are listed.

In examining the size and composition of the Board and searching for and recommending candidates for Directors, the Nomination Committee shall, in accordance with the actual situations and practical needs of the Company, consider the diversity policy of Board members as set out in these terms of reference. The Committee shall consider the diversity of the Board members from a number of aspects, including but not limited to, the gender, age, cultural and educational background, professional experience, skills and length of service etc. The ultimate appointment recommendation shall be made to the Board by the Committee based on merit and contribution that the selected candidates will bring to the Board after taking into account the relevant aspects mentioned above.

Article 11 The Nomination Committee shall examine the selection criteria, procedures and term of office of the Directors and senior management of the Company in accordance with the relevant laws and regulations, the listing rules of the places where the securities of the Company are listed and the Articles of Association on basis of the actual situation of the Company, and shall submit the resolution so formed for the Board’s approval.

Article 12 Where the Nomination Committee considers that the proposed Directors and senior management are not eligible for their positions, it shall return the vetting opinions to the nominators three days prior to the Board meeting. The Nomination Committee shall revoke the nomination of such candidates as considered non-eligible by the Board and the Supervisory Committee after review.

CHAPTER 4 WORKING RULES

Article 13 Where shareholders nominate Directors, the shareholders shall submit the nomination proposal, particulars and the undertaking letter of the candidates to the Nomination Committee under the Board of Directors 30 days prior to the expiry of the terms of Directors. The Nomination Committee shall conduct review on the candidates’ qualifications for holding office and submit report thereof to the Board.

Article 14 Where the Supervisory Committee nominates independent non-executive Directors, it shall submit the nomination proposal, particulars and the undertaking letter of the candidates to the Nomination Committee under the Board of Directors 30 days prior to the expiry of the terms of Directors. The Nomination Committee shall conduct review on the candidates’ qualifications for holding office and submit report thereof and make recommendations on their appointment to the Board.

Article 15 Where the Board nominates Directors, the human resources department shall submit the nomination proposal, particulars and the undertaking letter of the candidates by the Board to the Nomination Committee under the Board of Directors 10 days prior to the expiry of the terms of Directors. The Nomination Committee shall conduct review on the candidates’ qualifications for holding office and submit report thereof and make recommendations on their appointment to the Board.

Article 16 Where the Chairman or the general manager nominates members of the senior management, the human resources department shall submit the particulars of the candidates to the Nomination Committee under the Board of Directors. The Nomination Committee shall conduct review on the candidates’ qualifications for holding office and submit report thereof and make recommendations on their appointment to the Board.

Article 17 Where senior management were recruited publicly, the Nomination Committee shall nominate the candidates and the human resources department of the Company shall be responsible for their examination and providing their particulars. The Nomination Committee shall examine their qualifications for holding office and submit report thereof and make recommendations on their appointment to the Board. The candidates shall be appointed by the Board.

Article 18 The qualification review report of the proposed Directors and senior management prepared by the Nomination Committee and the particulars of the candidates of senior management who were recruited publicly shall be submitted to the Office of the Secretary to the Board three days prior to the Board meeting and dispatched by the Office of the Secretary to the Board to all Directors.

Article 19 The Board of the Company shall publicly disclose the particulars of the candidates for Directors and supervisors before convening the general meeting to ensure that shareholders have sufficient information of the candidates before voting.

Article 20 The Nomination Committee shall report to the Board the working status of the previous year at the first regular Board meeting of the Company annually.

CHAPTER 5 PROCEDURAL RULES

Article 21 The Nomination Committee shall issue notice of meeting at least seven days prior to the meeting so convened.

Article 22 The Nomination Committee meeting shall be attended by not less than two-thirds of its members and presided over by the Chairman of the Committee. The Chairman of the Committee may, when unable to attend the meeting, authorize another member (an independent director) to chair the meeting.

Article 23 A notice of the Nomination Committee meeting shall contain the following details:

(1)	the date and place of the meeting;

(2)	the duration of the meeting;

(3)	the agenda of the meeting;

(4)	the date of issue of the notice.

Article 24 The notice of meeting shall be delivered by hand, by facsimile or by email.

Article 25 The Nomination Committee may, when holding a meeting, require the Directors, supervisors, senior management, professional consultants and legal counsel to attend the meeting.

Article 26 The Nomination Committee shall be provided with sufficient resources to perform its duties and responsibilities and, if necessary, may engage intermediate agencies to provide independent professional opinions on its decisions. The expenses of which shall be borne by the Company.

Article 27 A show of hand shall be adopted in the voting at the Nomination Committee meetings with each member having one vote. The resolutions proposed at the meeting shall be passed by not less than two-thirds of its members.

Article 28 Detailed minutes shall be prepared for the Nomination Committee meetings for consideration, on which the members present at the meetings shall sign. Minutes of meeting and the meeting summary of the Nomination Committee shall be maintained by the human resources department of the Company and filed with the Office of Secretary to the Board.

Article 29 All members attending the Nomination Committee meetings shall be obliged to keep the meeting particulars confidential and, without the authorization by the Chairman or the Board of the Company, shall not disclose any information relevant to the meeting.

CHAPTER 6 SUPPLEMENTARY PROVISIONS

Article 30 These terms of reference are subject to the interpretation, formulation and amendment by the Board.

Article 31 In cases of matters not dealt with in these terms of reference, the relevant laws, regulations and the Listing Rules of the places where the securities of the Company are listed and the relevant provisions of the Articles of Association shall prevail; if these terms of reference conflict with any laws and regulations promulgated and enacted by the State or the Articles of Association being amended by legal procedures, the laws, regulations of the State and the Listing Rules of the places where the securities of the Company are listed and the provisions of the Articles of Association shall prevail, and these terms of reference shall be amended forthwith and submitted to the Board for review and approval.

Article 32 These terms of reference shall be implemented since the date on which the Board’s approval is obtained and will be published on the websites of the Company and the Stock Exchange on which the securities of the Company are listed pursuant to the Listing Rules of the places where the securities of the Company are listed.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC